COMPUTRON, INC.

1 East Bedell Street

Freeport, NY 11520

January 13, 2015

Via Edga

Re:	Comuptron, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 24, 2014

File No. 333-199965

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated January 12, 2015 concerning Computron, Inc. (the “Company”), and the Amendment No. 1 to Registration Statement on Form S-1 referenced above.

General

1. We note your response to prior comment 2 and related revisions made to the filing regarding the procedures for holding proceeds pending achievement of the minimum offering amount. Your response letter states that “[t]he Client Trust Account is not a separate account created specifically for this offering” (emphasis added). If this is the case, as previously requested, please explain to us how you believe the comingling of funds complies with the requirements of Rule 10b-9(a)(2) relating to the return of funds to investors under certain circumstances. In this regard, provide us with your analysis as to whether the offering proceeds could be subject to claims by creditors of the attorney or claims against other clients of the attorney whose funds might be held in the comingled client trust account. Alternatively, please confirm that the subscription proceeds will be deposited into a separate trust bank account, limited to funds received on behalf of Computron, as stated on page 14 of the filing.

Funds shall be deposited in the Florida IOTA Trust Account controlled by Eilers Law Group, P.A. Although this is not a separate numbered account, the account and the attorney are governed by the Rules of Ethics of the Florida Bar, generally Rule 5 thereof. Specifically Rule 5-1.2(b)(7) requires that an attorney keep:

a separate file or ledger with an individual card or page for each client or matter,

showing all individual receipts, disbursements, or transfers and any unexpended balance, and containing:

(A) the identification of the client or matter for which trust funds were received,

disbursed, or transferred;

(B) the date on which all trust funds were received, disbursed, or transferred;

(C) the check number for all disbursements; and

(D) the reason for which all trust funds were received, disbursed, or transferred;

and

(8) all bank or savings and loan association statements for all trust accounts.

It is our contention that the escrowing attorney is acting in accordance with the rules of ethics governing his license. We further contend that the requirements of Rule 5 of the Florida Rules of Ethics governing attorneys exceed the requirements of Rule 10b-9(a)(2). The funds deposited by any subscriber will be duly identified as for the benefit of the subscriber and appropriately detailed in the official ledger of the escrowing attorney’s Florida IOTA Trust Account. At any time, the subscriber may request an accounting of the funds held in escrow as represented in the ledger. Similar accounting is the basis of most capital accounts held for partnerships, LLCs and S Corps as a matter of accounting practice. We do not believe that there is any risk of comingling of funds given the requirements of the trust accounting rules in the state of Florida as governed by the Florida Bar and the Supreme Court of the State of Florida.

Plan of Distribution, page 13

2. Disclosure on page 14 and 15 indicates that subscriptions in this offering be made payable to “Eilers Law Group, PA, Client Trust Account f/b/o Computron, Inc.” Please replace these references with references to “Eilers Law Group, PA, Client Trust Account RE Computron” as you have elsewhere in the filing, to clarify that the proceeds will not be held for the benefit of the company until the minimum offering amount is raised.

The requested changes have been made.

Certain Relationships and Related Transactions, page 27

3. Further to prior comment 15, please tell us the nature of Mr. Harold Gewerter’s relationship, if any, with your company and/or the Eilers Law Group, PA.

There is no relationship between Eilers Law Group, P.A. and Mr. Harold Gewerter. We had originally intended to use Mr. Gewerter for his services, however, we ultimately chose to use Eilers Law Group, P.A. for their services instead. To the best of our knowledge, neither William Eilers or Eilers Law Group, P.A. has an dealings with or affiliations with Mr. Gewerter and his law practice.

Available Information, page 28

4. We note the revisions made in this section in response to prior comment 16. The revised disclosure, however, continues to suggest that you will be required to comply with the reporting requirements of Section 14 of the Exchange Act, notwithstanding your apparent lack of intention to register a class of securities under Section 12. Please clarify your disclosure accordingly.

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We have removed all references to Section 14 of the Exchange Act from this section.

Exhibits, page 43

5. The exhibit index indicates that the subscription agreement (exhibit 99.1) has been previously filed, but this does not appear to be the case. Further to prior comment 20, please file the subscription agreement as soon as possible, preferably with your next pre- effective amendment.

We have included a subscription agreement and denoted the exhibit list accordingly.

Exhibit 5.1

6. We re-issue prior comment 20. The revised legality opinion continues to state that counsel is “of the opinion that the issuance 1,333,334 shares, upon the Registration Statement being deemed effective, shall be validly issued, fully paid and non-assessable under the corporate laws of the state of Florida...,” rather than Nevada, your state of incorporation.

We have revised the opinion accordingly.

Exhibit 10.1

7. Section 3 of the form of stock escrow agreement filed as exhibit 10.1 provides that if the minimum offering amount is not raised within 365 days, the subscribing shareholder’s investment shall be returned. The registration statement, however, indicates that the offering will terminate if the minimum offering amount is not raised within 360 days. Please revise or advise regarding this apparent inconsistency.

We have revised this to state 360 instead of 365 days.

8. Further, Section 4.3 of the form of stock escrow agreement provides for a fee of $750 to be paid to the escrow agent, but the filing indicates on page 14 that the escrow agent’s fee is $1,500. Please revise or advise.

We have reviewed and have instructed the attorney to correct the fee per Section 4.3. As such we have resubmitted the Escrow Agreement.

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The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/David Breier____________

David Breier, President

Computron, Inc.

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